UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Board Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Annual Meeting of Shareholders

Color Star Technology Co., Ltd. furnishes under the cover of Form 6-K the following:

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Statement for the Annual Shareholder Meeting
99.2	Proxy Card to be mailed to shareholders of the Company for use in connection with the Annual Shareholder Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer and Executive Director

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